January 16, 2025

Teddy Kaplan
Chief Executive Officer and President
New Mountain Net Lease Trust
1633 Broadway, 48th Floor
New York, NY 10019

        Re: New Mountain Net Lease Trust
            Amendment No. 1 to
            Registration Statement on Form 10-12G
            Filed November 27, 2024
            File No. 000-56701
Dear Teddy Kaplan:

        We issued comments to you on the above captioned filing on December 12, 2024. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by January 31, 2025.

         If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

      Please contact Catherine De Lorenzo at 202-551-3772 or Isabel Rivera at 202-551-
3518 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction
cc:   Daniel B. Honeycutt, Esq.